VALUE LINE, INC 551 5th Ave Third Floor New York, NY 10176

October 22, 2024

Mr. Lory Empie and Mr. Robert Klein

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re: Value Line Inc.

Form 10-K for the Fiscal Year Ended April 30, 2024

Form 10-K for the Fiscal Year Ended April 30, 2023

Response dated July 24, 2024

File No. 000-11306

Dear Mr. Empie and Mr. Klein,

Value Line, Inc. (“Value Line” or the “Company”) sets forth its responses to the follow-up comments of the staff of the Division of Corporation Finance contained in your letter, dated September 18, 2024, with respect to Value Line’s Form 10-K’s for the fiscal year ended April 30, 2024 filed on July 26, 2024 and April 30, 2023 filed on July 28, 2023. The Staff’s comments are in italic followed by the responses (“Answers:”) of the Company. The Company appreciates that the Staff was kind enough to grant a 10 business day extension of time to respond to your follow-up letter dated September 18, 2024.

SEC wrote:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal year Ended April 30, 2024

Note 18 – Business Segments, page 67

Comment no. 1

We note your response to prior comment 3. Please tell us:

●	whether the CODM approves the product/title budgets;
●	the level at which the CODM makes changes to the product/title budgets during his review. For example, tell us whether the CODM requests changes to amounts within individual product/title budgets;
●	whether the product/title budgets are consistent with the example monthly operating statement provided in your prior response. If different, please describe the differences; and

●	whether the board of directors receives product/title budgets, whether they receive product/title budget versus actual information during the year, and if so, with what frequency.

Answers:

●	The CODM does approve the product/title budgets.
●

The CODM from time to time does make changes to product/title budgets during his review. Those changes are primarily focused on marketing/advertising. Although the variable costs may be changed due to market conditions, the allocated costs do not change as they are static throughout the year.

●	The product/title budgets are consistent with the monthly operating statement that was provided in our previous reply.
●

The Board of Directors receives product/title budgets versus actual information, along with other information, at the quarterly Board of Directors meetings. The product/title budgets are rarely a topic of discussion during those meetings.

Comment no. 2

We note your response to prior comment 4. Please tell us what product/title-oriented financial information the CODM considers when making the following types of decisions cited in your response to comment 2 in your May 10, 2024 letter:

●	increasing or decreasing different categories of advertising expense;
●	asking that certain ideas receive more attention;
●	introducing or discontinuing a product/title;
●	deciding product pricing; and
●	deciding compensation.

As part of your response, specifically address whether the CODM would consider the salaries and accrued salaries, benefits, allocations, or total income (loss) information line items for products/titles as contained in the example monthly operating statement included in your prior response when making the above decisions.

Answers:

The product/title-oriented financial information the CODM considers when making decisions is as follows:

●

Increasing or decreasing categories of advertising expense:

The CODM’s focus is primarily on revenue and on efficiency (revenue compared to cost of the advertising) when making advertising expense decisions because increasing or decreasing advertising expenditures has a direct effect on revenues. Net total income/(loss) may also be considered. Salaries, benefits, and allocations are not considered.

●

Asking that certain ideas receive more attention:

The concept of “certain ideas receive more attention,” is general in nature and not necessarily related to any specific financial information. However, advertising and marketing information would predominantly be considered with respect to ideas receiving more attention since marketing is one of the few items for which the CODM may change decisions on expenses amongst products/titles. Salaries, benefits, and total income/(loss) may also be considered regarding the decision to provide more attention to certain ideas, although that would more likely include company-wide matters. Since allocations do not change during the year, they are not considered.

●

Introducing or discontinuing a product/title:

Introducing a product/title is usually motivated by “outside factors” (e.g. economic or social conditions, etc.) and not product/title-oriented financial information. Discontinuing a title would mostly be influenced by revenues and/or total income/(loss) of the Company as a whole. Salaries, benefits, and allocations would normally not be a factor.

●

Deciding product pricing:

Product pricing is mainly market driven. However, revenues and profit/loss may be considered when making pricing decisions. Other product/title-oriented financial information is usually not considered.

●

Deciding compensation:

Compensation of employees is based upon prevailing salaries in the industry and market competition. With that said, an attempt to increase revenues may result in a decision to increase the size of the sales force. Also, the CODM may seek to increase profits by reducing overall compensation such as through a reduction in the workforce. However, for the most part, these decisions would be made on a company-wide basis instead of by product/title because employees do not work on only one product/title. The exception to considering compensation on a company-wide basis may include a specific function performed by certain editorial staff that is a value-added function to certain products/titles.

Comment no. 3

As it relates to the decisions referenced above and in your response to comment 2 in your May 10, 2024 letter, please also tell us in further detail, with supporting examples, what the CODM “[asking] that certain ideas receive more attention” represents. Specifically, tell us whether more attention, in this context, means additional resources and whether that occurs at the product/title level. In regard to the reference to the CODM deciding compensation, tell us what types of compensation are considered and decided, describe which employees and their roles that it relates to, and whether the compensation relates to specific products/titles.

Answers:

As mentioned in Item #2, the fact that the CODM may ask that certain ideas receive more attention is general. With that said, our statement that the CODM “ask that certain ideas receive more attention” in our May 10, 2024 response relates to the CODM’s use of company-wide or external information rather than product oriented financial information. In fact, his focus is predominantly on company-wide matters related to operating the business when he reviews financial information.

The above paragraph notwithstanding, the CODM may address marketing campaigns’ content and media in deciding to increase or decrease different categories of advertising expense. That may be limited to only marketing strategies and/or additional resources such as editorial time, which may or may not occur at the product/title level. Similarly, contemplating the introduction or discontinuation of a product/title may or may not mean additional or less resources. For instance, the Value Line ranking system is utilized in all of its products/titles. If a product is discontinued, the costs associated with the ranking systems do not change. Conversely, the addition of a new product will not result in an increase in that cost.

Compensation decisions are almost entirely made on a company-wide basis since none of the employees work solely on any one specific product/title. Compensation decisions are often related to company profits, as increasing or decreasing salary costs result in various benefits and/or consequences that are not product specific. For instance, increasing the sales force may produce an increase in sales and profit margins that exceed the compensation cost, or not achieve sufficient revenue to cover the additional cost. Compensation for salespersons does not relate to specific products/titles. As another example, the CODM may decide to increase profits by reducing the workforce in certain departments (e.g. research, technology and accounting), which is not directly related to specific products/titles.

Comment no. 4

You indicate in your response to prior comment 4 that except for certain direct variable costs to produce and distribute a product, other expenses are allocated to the product/titles in an arbitrary or discretionary manner as proposed to the CODM by the PAO. Please address the following:

●	Clarify precisely which types and line items of expenses, as presented in the example monthly operating statement included in your prior response, are direct and which are allocated.
●

For expenses that are allocated, describe the methodology used to allocate them. If amounts are allocated in a discretionary manner, describe the basis for the allocation. If a formula is used, describe the methodology.

●	If the direct expenses and allocations used in the example monthly operating statement are not representative of all products/titles, please provide additional information to assist our understanding.
●	Tell us whether amounts included in the “Salaries & Accrued Salaries” item presented in the example monthly operating statement are specific to that given product/title.
●	Describe and quantify the nature of the costs included in the “Allocations” item.

Answers:

●	The line-item expenses, as presented in the example monthly operating statement, that are direct variable costs are as follows:

Paper for publications

Printing and duplicating costs

Service mailers (envelopes)

Service postage

Distribution expense mailing

General advertising and promotion

Direct mail expense

Sales commissions and discounts

The line-item expenses that are allocated are as follows:

Salaries and accrued salaries

Allocation of fringe benefits

Allocations

●

The salaries and accrued salaries, and fringe benefits, are for editorial staff, and are allocated to the products/titles in a discretionary but consistent manner. For the smaller products, to the extent that the PAO is able to estimate a percentage of time that certain editorial staff spends on the specific value-added functions for the product that estimated percentage is applied to the total salary. The remainder is then allocated to the Value Line Investment Survey product group, the largest-circulation title.

The “allocations” line-item is based on methodologies to determine percentage allocations that remain the same from month to month and year to year. The allocated expenses are primarily related to the Research Department and Information Technology Department. They also include certain expenses related to Institutional Sales and Occupancy Overhead. The methodology for the allocations is based on certain factors, as follows:

Research Department: Circulation and revenues for each product and estimate of time spent by department personnel for specific value-added functions for smaller products. The remainder of personnel costs is allocated to the Value Line Investment Survey product group.

Information Technology Department: Circulation and revenues for each product.

Institutional Sales: A percentage of the estimated time that the sales department spends on selling each product/title.

Occupancy Overhead: A percentage of space occupied by employees that work in Research, IT, and other production departments and an allocated percentage of the fulfillment costs based on circulation.

●

The direct expenses and allocations used in the example monthly operating statement are not representative of all products/titles. Although the operating statements for the publications are more or less the same, the operating statement for copyright fees differs because it does not contain all of the expenses necessary to produce the quantitative model used in this and all other equity-based products.

●

As previously mentioned, the amounts included in the “salaries and accrued salaries” is an estimated amount of editorial salaries allocated to that specific product/title for a specific value-added function for smaller products. The remainder is allocated to the Value Line Investment Survey product group.

●

The items in the allocations are as follows:

Research department expenses which include salaries and fringe benefits, independent contractor expenses, outside data information services, telecommunication, equipment rental and maintenance.

Information Technology department expenses are comprised of salaries and fringe benefits, outside database costs, software development, telecommunication and equipment rental and maintenance.

Institutional Sales expenses primarily include salaries and benefits, third-party sales consultants, marketing agency fees, and data processing fees.

Occupancy Overhead includes mainly facility rental expense, related facility operating costs, and circulation costs.

The approximate amounts of the above referenced allocated expenses, as a percentage of total company expense, are as follows:

Research Department	21%
Information Technology Department	14%
Institutional Sales	7%
Occupancy Overhead	7%
Total percentage of allocated expenses to all product/titles	49%

Comment no. 5

We note your response to prior comment 6. However, you also indicate in your response to comment 2 in your May 10, 2024 letter that “management feels that as long as the cost allocation methods are consistent, they assist the CODM and PAO from year to year in evaluating major changes or variations; indeed the PAO prepares variance reports to highlight such differences.” Further, it appears “Total Income (Loss)” is available for each product/title based on its inclusion in the example monthly operating statement included in your prior response. Please address the following:

●	Tell us what decisions the CODM makes based on his review of the variance reports, including any changes the CODM makes in the allocation of resources to products/titles.
●	Explain in further detail why you believe discrete financial information does not exist at the product/title level. Refer to ASC 280-10-50-1(c).

Answers:

●

Based on his review of the variance report, the CODM makes decisions regarding the direct line-item expenses referred to in our reply above to Item #4. His focus is on if/how the variability of those expenses may affect overall profit of the company.

Our response to prior comment #6 was intended to convey that the allocated amounts, that remain mostly constant, will not obscure the changes that occur in the direct line expenses and allow the CODM to devote his attention to allocating resources amongst them. He does not utilize the variance report to make changes to the allocation of resources to products/titles for the non-direct expenses.

●

Discrete financial information does not exist at the product/title level because of the substantial amount of expenses that are common to all of the products/titles. As described in Comment #4, those common expenses are primarily comprised of the research and information technology departments and also include institutional sales and occupancy overhead expenses. Although methodologies are used to allocate amounts, those methodologies are arbitrary, not necessarily accurate, and unable to be supported, if required.

Please contact Stephen Anastasio @ 212-907-1883 or 917-351-4556 if you have questions regarding answers provided to your comments on the financial statements and related matters.

Sincerely,

/s/ Stephen Anastasio

Stephen Anastasio

Principal Financial Officer,

Vice President, Treasurer & Director